Mail Stop 4561

      April 11, 2006



Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and
Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA  90403

Re:	American Business Holdings Inc.
Registration Statement on Form SB-2
File No. 333-132429
      Filed on March 15, 2006

Dear Mr. Husain:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Mr. Husain is the sole officer, director and member of management. We also note that you use the terms "management" and
"we" to refer to Mr. Husain. Please revise your prospectus to clarify throughout your disclosure that American Business Holdings has only one officer, director and member of management.

2. Please provide us with third-party data that supports your claim that

* you are "the principal manufacturer of bags for packaging agricultural products in the Democratic Republic of Congo." (page
1);
* "Based on recent historical trends, we estimate that demand for our products will grow at a rate of 20% per year." (page 3);
* "We enjoy a monopolistic position as the sole producer of jute bags." (page 12); and,
* "There are numerous producers of polyethylene bags, however none match Tissakin`s production capacity." (page 13)

3. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Facing Page

4. Please revise your facing page to include the name of your agent for service as required by Form SB-2. Further, include the Primary
Standard Classification Code and your IRS Employer ID No.

Prospectus Cover

5. Please revise your cross-reference to the "Risk Factors" section of the prospectus so that it is visually distinctive from the surrounding text. We refer to Item 501(a)(5) of Regulation S-B.

Prospectus Summary, page 1

6. Please include the following in your summary:

* your securities are penny stock;
* that Mr. Husain is the sole officer and director as well as your controlling stockholder and that you have no employees.

7. If applicable, please consider disclosing the address of your website in this section.

Summary Financial Data, page 1

8. Please revise your disclosure under this heading so that it corresponds with your financial statements. For example, we note that what you describe here as "operating expenses" are described as
"general and administrative expenses" in your financial statements.

9. Please revise the opening paragraph under this heading to more accurately reflect the periods presented.

Risk Factors, page 2

10. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Revise your captions to accurately convey the risks that relate to the facts your present. For example, but not limited to:

* "As demand for our products increases...;"

* "There are risks associated with our operations in the Democratic
Republic of Congo," and

* "We depend on outside production sources,"

11. Throughout the risk factor section you indicate that you cannot assure the investor of particular outcomes. For example, under "We must comply with numerous environmental, health and safety laws and regulations..." you indicate you can not assure investors that your environmental or health and safety liabilities and costs will not increase. The real risk is not your inability to provide a guarantee for the investor, but that the event will occur. Please revise your disclosure to clarify the risk.

12. Please provide appropriate risk factor disclosure regarding the risks inherent in doing business in the DRC and relying on purchasers and suppliers that are located in Angola, Bangladesh and other countries that have experienced a great deal of recent political and economic instability. We note that you have included a risk factor heading on page 4 that suggests discussion of the risks of doing business in the DRC; however, the text under the heading is very generic and does not provide an adequate overview of the inherent risks.

We may require additional funds to achieve..., page 2

13. Please quantify your cash requirements, if any, during the next twelve months and provide additional disclosure regarding why you may need to raise additional funds during the next year.

We must comply with numerous environmental, health and safety laws and regulations..., page 3

14. Please revise to discuss the nature of the environmental, health and safety laws and regulations that you are subject to and how they may differ from United States laws and regulations in these areas. For example, please discuss the liability structure that the DRC imposes on companies with respect to alleged contamination of sites they own. Your disclosure should also focus on the specific environmental matters that you are subject to, including the potential penalties you may be required to pay, the stage of the proceedings and what recourses, if any, you may have if found to be liable for the contamination on these sites.

We have several customers that account for a large portion of our net proceeds..., page 3

15. Please revise to quantify the percentage of revenue that you derive from each material customer. In this regard, we note your disclosure that several customers account for over 60% of your net sales.

There are risks associated with our operations in the Democratic
Republic of Congo, page 4

16. In order to give depth to your disclosure, please revise to identify the areas in which you plan to expand and the specific risks attached to expansion in these locations.

We depend on outside production sources, page 4

17. Please revise to quantify the number of polypropylene bags that you import from China and India in order to meet the demand for these products in neighboring countries. In addition, please describe the effect these imports have on your profit margin.

Our independent auditor, Gately and Associates, LLC, is not licensed to practice in the State of California..., page 4

18. Please revise to state whether or not you will need to obtain a
California licensed independent auditor. Further, revise to indicate whether a California company may use an independent auditor who is not licensed in the State of California. In addition, please clarify why you believe that there may be inaccuracies in your financial statements as a result of relying on your current auditors.

If we are unable to hire and retain key personnel..., page 4

19. Please revise to indicate how this risk will affect American
Business or the securities being offered.

We do not expect to pay dividends..., page 5

20. Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.

The offering price of the shares was arbitrarily determined..., page
5

21. Your disclosure under this heading does not appear to be consistent with your disclosure elsewhere that indicates that the offering price of the shares registered pursuant to this registration statement is based upon the offering price of these shares in a private placement conducted in December 2004. Please revise or advise.

Future sales by our stockholders may negatively affect our stock price..., page 5

22. Please revise to quantify the shares that are currently
eligible
to be resold in accordance with Rule 144. Also, indicate when the remaining shares will be eligible to be resold pursuant to Rule
144
and describe the limitations on resale attached to shares held by affiliates.

We are in an intensely competitive industry..., page 5

23. Please explain why you reference the "food service industry" in the first sentence under this heading. In this regard, we note that your business is manufacturing bags for packaging agricultural products in the Democratic Republic of Congo.

24. You indicate in this risk factor that you are in an intensely competitive industry. You also indicate in the penultimate paragraph on page 12 that you "enjoy a monopolistic position as the sole producer of jute bags" and have "secured an advantageous market position because of brand recognition in the DRC" with respect to polypropylene bags. Please revise this apparent discrepancy.

Penny Stock Considerations, page 7

25. Please clarify that your common stock will be "penny stock" so long as you are able to have your securities quoted on the OTC Bulletin Board. Please disclose what constitutes a "penny stock" under Rule 3a51-1, such as the criteria regarding the asset and revenue thresholds and discuss the applicability of the penny stock rules to transactions in American Business`s securities.

Legal Proceedings, page 9

26. Please revise to include all the information required by Item
103
of Regulation S-B. In this regard, we note your disclosure in the last full paragraph on page 3.

Directors, Executive Officers, Promoters and Control Persons, page
9

27. Please revise to discuss Syed Irfan Husain`s business experience during the past five years. See Item 401(a) of Regulation S-B.

28. Please revise to describe the family relationship between Syed Irfan Husain and Syed Idris Husain. See Item 401(c) of Regulation S-
B.

29. Please clarify whether the title of "managing director" indicates that Syed Idris Husain is an executive officer of the company. If not, please describe the role he plays.

Security Ownership of Certain Beneficial Owners and Management,
page
10

30. Please revise to include all of the information required by Item
403 of Regulation S-B. For example, revise to include the address of each beneficial owner.

Disclosure of Commission Position on Indemnification for
Securities
Act Liabilities, page 12

31. Please revise to describe the indemnification provisions for your directors and officers are indemnified as provided by the Delaware Statues and your Bylaws. See Item 510 of Regulation S-B.
Further,
provide the undertaking in the first sentence of Item 512(e) of Regulation S-B.

Description of Business, page 12

32. Please revise to indicate whether you have any agreements with any manufacturer or third party to supply you with raw materials.
If
so, describe the material terms of the agreement, including the duration of the agreement and any termination provisions.

33. Please disclose the number of employees at the parent and subsidiary level.

Management Discussion and Analysis, page 13

Overview, page 13

34. Please remove reference to the quarter ended October 30, 2005 as this is not a fiscal quarter end for American Business Holdings
Inc.
and results from that period are not discussed in the MD&A.

Results of Operations, page 14

Year ended December 31, 2004 Compared to Year Ended December 31,
2003

35. We refer to your statement that you "have maintained a very low increase of general and administrative expenses at the subsidiary level, due to [y]our business model." We note, however, that general and administrative expenses nearly tripled during this time period.
Please revise your disclosure to discuss the increase in general and administrative expenses and the reasons for the increase. In addition, please revise your discussion under "net income" to consider the effect this increase had on your decrease in net income in light of the fact that revenues increased at a greater rate than cost of sales.

36. Much of the information found under the heading "net income" is unrelated to net income. Please relocate this disclosure to a separate section in MD&A.

37. We note that you plan to purchase an additional 6-8 looms in order to satisfy increased demand for your products. Please provide information regarding the estimated cost of purchasing the looms as well as a discussion of whether this will also require that you hire additional employees.

38. Please refer to the third paragraph on page 14. Please explain how increasing capacity to meet the growing demand will enable you to retain your margins through an increase in volume.

Total Expenses, page 14

39. Your disclosure indicates that there has been a very low increase in general and administrative expenses at the subsidiary level. Please revise your disclosure to include discussion of the significant increase in overall general and administrative expenses.

Net Income, page 14

40. Your disclosure in this paragraph indicates that net income has decreased due primarily to an increase in the cost of raw materials.
This appears to be contrary to the increase in gross margin.
Please
explain to us how an increase in gross margin can be credited for a decrease in net income and revise to explain the impact of increased general and administrative costs.

Ten Months Ended October 31, 2005 Compared to Ten Months Ended
October 31, 2004

41. Please explain how an increase in demand for polypropylene bags can absorb the overall net affect of the increased costs of raw materials. In this regard, we note that you were unable to increase your selling cost.

42. Please revise to discuss your financial condition, changes in financial condition and results of operations for the fiscal year ended December 31, 2005 compared to the fiscal year ended December 31, 2004 in accordance with Item 303(b)(1) of Regulation S-B.

Gross Revenues, page 14

43. You disclose that the overall increase in demand for bags has absorbed the overall net effect of the increased costs. It seems that as demand for bags increases, your absolute cost associated with producing those bags would increase as well. In this regard it is unclear how the increase in demand could absorb the effect of the increased costs. In addition, it appears that the increase in cost of goods sold exceeds the increase in revenue for the period. Please expand upon this disclosure by discussing profit margins or providing an alternate explanation for your claim.

Net Income, page 15

44. We note that your net loss decreased because management cut costs. In your next amendment please elaborate upon what types of expenses were reduced and whether or not these cost reductions are sustainable.

Plan of Operation, page 15

45. We note that you have identified two areas for investment and expansion. The discussion relative to each present and proposed activity should be substantially revised to provide disclosure of each material event or step required in the start-up operations until revenues are generated, the material risks, conditions or contingencies to the achievement of those events or steps and the manner of conduct of business following commencement of operations, and the amount of funds needed to implement each step. Further, indicate whether you have any material commitments for capital expenditures.

46. We note your statement in the penultimate paragraph on page 15 that management at Tissakin has already set up primary production for the 5-liter jerry cans. We also note that your Memorandum of Understanding with Total/Fina requires that you provide 1-liter and
4-liter jerry cans. Please revise to clarify whether your current production is set up to manufacture 1-liter and 4-liter jerry cans.
We may have further comments.

47. We note that you intend to raise capital from, among others, business lines of credits and loans. Please revise to indicate whether you have any agreements for financing.

48. The third paragraph in this section indicates that you expect demand for your products to grow at a rate of 20% per year. Please clarify to us and in your disclosure whether you believe this trend will continue indefinitely or provide an estimate of when the demand will stabilize.

Capital Resources and Liquidity, page 16

49. Please revise your disclosure to discuss liquidity on a long-term basis. See Item 303 of Regulation S-B.

50. We note from your plan of operations that you will attempt to raise capital from business lines of credit, among other sources. Please advise us if you have currently negotiated any lines of credit, and if so, disclose the terms of the financing available to you.

Description of Property, page 16

51. Please provide the information required by Item 102 of Regulation
S-B. Specifically, we note your disclosure on page 12 and elsewhere indicating that in 1997 you purchased a "plant, property and equipment and establish[ed] a factory for making packaging bags."

52. Please revise to explain how you are able to use the offices located in Santa Monica at no charge.

Certain Relationships and Related Transactions, page 16

53. Please revise to describe how you determined the value of the 216,000 shares of Tissakin Ltd. common stock. In addition, please disclose the value ascribed to the shares pursuant to the acquisition agreement.

54. Please identify your promoters and include all information required by Item 404(d) of Regulation S-B.

Available Information, page 18

55. Please revise to note that the public reference room has relocated to Room 1580, 100 F Street N.E., Washington, D.C. 20549.

Noted - make this a note to branch when you forward our comments to the attorney

Report of Independent Registered Public Accounting Firm, page F-1

56. Please have your auditors revise the first paragraph of their report to reflect the correct dates of the financial statements.

57. Please file audited financial statements for the year ended
December 31, 2005 in accordance with Item 310(a) of Regulation S-
B.

Statements of Operations, page F-4

58. Please disclose depreciation as a line item separate from Cost of
Revenue or General and Administrative Expense, or discuss in the notes to the financial statements where depreciation expense has been recorded in the statements of operations and your basis for its classification.

Statements of Cash Flows, page F-6

59. Please revise the first line to read "Net income (loss)" to the extent that periods with net income are presented. Please also revise the net of the operating section to read "Net cash provided by operating activities" or "Net cash provided by (used in) operating activities" to the extent that periods with positive operating cash flows are presented.

Note 1. Summary of Significant Accounting Policies

Functional Currency, F-7

60. Please explain to us how you determined that the U.S. Dollar is your functional currency consistent with the guidance in paragraphs 5
- 8 and Appendix A of SFAS 52. Include in your explanation the consideration you`ve given to the payment of income taxes.

The Accounting Acquirer, page F-7

61. Please explain to us the nature of what appear to be contradictory statements under this heading. First, you state that the accounting is identical to that resulting from a reverse acquisition. Then, you state that the Company is the acquirer for accounting purposes. Also, the presentation of your financial statements seems to indicate that you`ve treated the Subsidiary as the accounting acquirer.

Income Taxes, page F-8

62. Please expand upon the assertion that you currently have no US tax responsibility to account for in the financial statements. It is unclear if you are saying that you are not subject to taxation by a
US tax authority, you have no liability for the periods presented, or otherwise. We may have further comment.

Note 3. Inventories, page F-9

63. Please revise your filing to include the missing disclosure in this footnote. In your revised disclosure, please confirm that your inventory is carried at the lower of cost or market, or advise us if this is not your policy.

Note 7. Stockholders` Equity, page F-11

64. Please clarify the guidance that you relied upon in determining how to account for the acquisition of Tissakin Ltd. You disclose that the transaction was accounted for under the purchase method of accounting, but it appears that you intended to cite ARB 51 to support this accounting treatment. ARB 51 and SFAS 94 provide guidance on consolidated financial statements, not business combinations.

Note 9.  Payroll Taxes Payable and Deferred Tax Assets and
Liabilities, page F-11

65. Please revise to include the disclosures required by paragraphs
44 - 49 of SFAS 109, as applicable.

Part II

Item 26.  Recent Sales of Unregistered Securities

66. Please revise to quantify the consideration you received in exchange for the issuance of 8,000,000 of your common stock.

Item 27.  Exhibits

67. Please file your Memorandum of Understanding with Total/Fina or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-B.

68. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-B.

Item 28.  Undertakings

69. Since the proposed offering is not a firm commitment underwritten offering, please remove the undertakings that relate to Rule 430A.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff
Attorney, at (202) 551-3471 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel
cc:  	Gregg E. Jaclin, Esq. (via fax)
Syed Irfan Husain
American Business Holdings Inc.
April 11, 2006
Page 12